SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
October 19, 2010

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-151839) OF RIO TINTO FINANCE (USA) LIMITED, RIO TINTO PLC AND RIO TINTO LIMITED AND THE REGISTRATION STATEMENTS ON FORM S-8 (NOS. 33-46865, 33-64380, 333-7328, 333-8270, 333-10156, 333-13988, 333-147914 AND 333-156093) OF RIO TINTO PLC AND RIO TINTO LIMITED, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT HAS BEEN DEEMED FILED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Rio Tinto Group
Unaudited Condensed Interim Financial Report
Period ended June 30, 2010
This document includes portions of the previously published results announcement of Rio Tinto (as defined on page 3) as of, and for the six months ended June 30, 2010, announced on August 5, 2010. For more information on our use of non-GAAP financial measures in this report, see the section entitled “Net earnings and underlying earnings”. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.
Rio Tinto 2010 Form 6-K     2

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-looking statements
This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions. In particular, among other statements, certain statements under the caption “Chief Executive’s comments” and “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure and dividends are all forward-looking in nature.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Rio Tinto 2010 Form 6-K     3

Chief executive’s comments
Commenting on the interim results for the first half of the year on 5 August 2010, Tom Albanese, Rio Tinto’s chief executive said, “Safety remains the highest priority throughout Rio Tinto. This year we have seen further reductions in the frequency of lost time injuries and also in the rate of all injuries. Regrettably we have suffered two fatalities at managed operations. We continue to work towards our goal of zero harm. I believe that our excellent safety record together with our focus on process safety positions us as the leader in our industry in this critical area.
“We achieved a first half record of $5.8 billion in underlying earnings following a strong recovery in our key markets. We have reaped the benefits of the cost reduction efforts implemented in 2009 and have been pushing our production hard to benefit from a strong pricing environment, leading to record first half cash flows from operations of $9.9 billion. Together with divestment proceeds, this enabled us to reduce our net debt to $12.0 billion at 30 June 2010.
“Growth is the first priority for our cash flows: the relatively low levels of capital expenditure in the first half of $1.8 billion reflected the cash preservation efforts in 2009. We expect second half capital expenditure to rebound significantly: we have approved $3 billion in project development so far this year, including $1 billion towards the expansion of our Pilbara operations to 330 million tonnes per annum and $170 million to progress the Simandou iron ore project in Guinea. Earlier this year we committed new funds for iron ore expansion in Canada, a new nickel mine in the US and expanded molybdenum production at Kennecott Utah Copper. We also have scope for targeted investment in aluminium and alumina, and to develop the major Oyu Tolgoi copper / gold project in Mongolia.
“In early July, the Australian government announced the proposed introduction of a Mineral Resource Rent Tax in 2012. We now have further opportunity to work constructively with the government to ensure that the tax system continues to encourage investment in Australia.
In late July we signed the joint venture agreement with Chalco for the development and operation of the Simandou project in Guinea. We continue to engage with the Guinean Government and to invest funds to keep this world-class iron ore project moving forward and we anticipate mining operations would start within five years.
“Global growth of nearly four per cent is predicted by the IMF for both this and next year, with Chinese GDP expected to grow at approximately nine per cent. This would have positive implications for metals and minerals markets but it is clear that economic conditions on a global scale will be volatile. Our longer term view remains that industrialisation and urbanisation in China, followed by India, will drive robust commodity demand growth.
“Our strategic focus on large, long-life, low-cost assets — those that remain profitable through all parts of the economic cycle — will serve us well in an increasingly volatile world.”
Rio Tinto 2010 Form 6-K     4

Net earnings and underlying earnings
Underlying earnings is the key financial performance indicator used across the Group. It is a measure of earnings that provides insight into the underlying business performance of the Group’s operations. The differences between underlying earnings and net earnings are set out in the following table.3

Six months ended 30 June	2010	2009
	US$m	US$m
Underlying earnings	5,767	2,565

Items excluded from underlying earnings
Net impairment charges[1]	(464)	(534)
Exchange differences and gains / (losses) on derivatives	544	(7)
Chinalco break fee[2]	—	(182)
Restructuring costs from global headcount reduction	—	(104)
Loss on disposal of interests in businesses	(2)	(12)
Other	—	(102)

Net earnings	5,845	1,624

[1]	Net impairment charges include impairment charges of $403 million (2009: $12 million) and loss after tax of discontinued operations of $61 million (2009: $522 million).

[2]	The Chinalco break fee was $195 million pre-tax.

[3]	See Note 2 on page F-10 of the Half Year Financial Statements for a more detailed reconciliation of underlying earnings to net earnings.
Commentary on the Group financial results
2010 first half underlying earnings of $5,767 million and net earnings of $5,845 million were $3,202 million above and $4,221 million above the comparable measures for 2009 first half. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
		US$m	US$m
2009 first half		2,565	1,624
Prices	3,765
Exchange rates	(620)
Volumes	739
General inflation	(100)
Energy	(138)
Other cash costs	(28)
Exploration and evaluation costs (including disposals of undeveloped properties)	(599)
Interest/tax/other	183

Total changes in underlying earnings		3,202	3,202
Net impairment charges			70
Exchange differences and gains/(losses) on derivatives			551
Chinalco break fee			182
Restructuring costs from global headcount reduction			104
Other			112

2010 first half		5,767	5,845

Rio Tinto 2010 Form 6-K     5

Prices
The effect of price movements on all major commodities in 2010 first half was to increase underlying earnings by $3,765 million compared with 2009 first half. Prices improved for nearly all of Rio Tinto’s major commodities: average copper and molybdenum prices were both up 78 per cent, while average aluminium prices were 50 per cent higher than 2009 first half. Gold prices were 26 per cent higher than 2009 first half. Demand and prices for rough diamonds improved significantly as the worldwide economy emerged from the global financial recession.
During the first half of 2010, agreements were signed with around 50 per cent of iron ore customers in Asia for pricing on a quarterly basis reflecting the structural shift away from annual benchmark pricing. Sales are being priced to all other iron ore customers on the same basis. Third quarter iron ore prices (from 1 July) were based on the average indexed price from March to May 2010.
Thermal coal contracts for the 2010 fiscal year (twelve months commencing 1 April 2010) were settled in the high US$90’s per tonne, an increase of approximately 38 per cent from the previous year. The majority of coking coal contracts for the 2010 fiscal year were settled for the first time on shorter term pricing periods. The prices for the first six months have varied by quarter and were settled in the US$187-225 per tonne range, depending on quality.
Exchange rates
There was significant movement in the US dollar in 2010 first half relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with 2009 first half, on average, the US dollar weakened by 25 per cent against the Australian dollar and by 17 per cent against the Canadian dollar. The effect of all currency movements was to decrease underlying earnings relative to 2009 first half by $620 million.
Volumes
Higher sales volumes were generated from the expansion of iron ore capacity in the Pilbara region of Western Australia, higher refined gold and molybdenum at Kennecott Utah Copper and a recovery in diamonds and minerals markets. The overall impact of volume movements was an increase in underlying earnings of $739 million relative to 2009 first half.
Energy, other cash costs and exploration
Marginally higher other cash costs during 2010 first half decreased underlying earnings by $28 million compared with 2009 first half. Cost improvements were a continued focus for Aluminium following the major cost cutting initiatives undertaken in 2009; these were offset by higher unit costs for Copper in line with lower production.
Higher energy costs across the Group, in particular for Aluminium, reduced underlying earnings by a further $138 million, reflecting a lower level of third party power sales and higher diesel prices.
In 2010 first half, evaluation work at many of the Group’s advanced projects continued and two undeveloped coal properties, Vickery and Maules Creek, were divested resulting in a $229 million gain on disposal. This compared with a gain of $797 million in 2009 first half from the disposal of two undeveloped potash properties. The impact from marginally lower exploration and evaluation expenditure combined with the lower value realised from divestments was to lower underlying earnings by $599 million compared with 2009 first half, and has been reflected in the exploration and evaluation variance.
Interest/tax/other
The effective tax rate on underlying earnings, excluding equity accounted units, was 30 per cent compared with 23 per cent in 2009 first half. The increase largely related to the one-off non-taxable profit on disposal of the potash assets which was recognised in 2009 first half. The group interest charge was $108 million lower than in 2009 first half, mainly reflecting lower debt in 2010 following completion of the rights issues and divestments.
In June, the Group signed a Heads of Agreement with the Western Australian Government that will enable greater flexibility and efficiency in managing its iron ore mining operations and infrastructure in
Rio Tinto 2010 Form 6-K     6

the Pilbara. Under the terms of this agreement, Rio Tinto has agreed to pay iron ore royalties at all its mines at a rate of 5.625 per cent for fine ore and 7.5 per cent for lump ore. These royalties, which will apply from 1 July 2010, are in line with the rates currently specified in the Mining Regulations 1981.
Items excluded from underlying earnings
An impairment charge of $403 million relating to the Alcan Engineered Products businesses has been recognised at 30 June 2010. Since the Group’s intention is to sell these businesses the recoverable amount has been based on fair value less costs to sell.
The $61 million post-tax loss on discontinued operations in 2010 first half related to the completion of the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010 and the Alcan Packaging food Americas division to Bemis Company Inc. on 1 March 2010.
In 2009 first half, the Group recognised a post-tax impairment charge of $522 million with respect to Alcan Packaging, paid a break fee of $195 million ($182 million post-tax) to Chinalco and incurred restructuring and severance costs of $104 million. All of these items were excluded from underlying earnings.
Cash flow
Cash flow from operations, including dividends from equity accounted units, was $9.9 billion, 78 per cent higher than 2009 first half, primarily as a consequence of higher prices.
Capital expenditure on property, plant and equipment and intangible assets was $1.8 billion in 2010 first half, a decrease of $1.0 billion over 2009 first half. Capital expenditure included the Brockman 4 and Mesa A iron ore mine developments in Western Australia, the expansion of the Yarwun alumina refinery, the completion of the Clermont thermal coal mine and the extension and expansion of the Kestrel coking coal mine.
Dividends paid in 2010 first half of $0.9 billion were consistent with 2009 first half.
Statement of financial position
Net debt decreased to $12.0 billion from $18.9 billion at 31 December 2009 following the receipt of proceeds from the divestment programme and strong operating cash flows. Net debt to total capital was 20 per cent at 30 June 2010 and interest cover was 24 times.
Profit for the period
In 2010 first half, profit for the period was $6,278 million (2009 first half $1,830 million) of which $433 million (2009 first half $206 million) was attributable to outside equity shareholders, leaving $5,845 million (2009 first half $1,624 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 3 August 2010.
The Group expects that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend payment for 2008 of $1.75 billion, equivalent to US 90 cents per share. From that point on, the Group is committed to the resumption of a progressive dividend policy over the longer term. Interim dividends equivalent to US 45 cents per share have been declared and paid by Rio Tinto plc and Rio Tinto Limited, in line with previous guidance. There was no interim dividend in 2009, following the announcement of the $15.2 billion rights issues.
Rio Tinto plc shareholders were paid an interim dividend of 28.21 pence per ordinary share. Rio Tinto Limited shareholders were paid an interim dividend of 49.27 Australian cents per ordinary share. Rio Tinto Limited shareholders were paid dividends which were fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.
Rio Tinto 2010 Form 6-K     7

The respective dividends were paid on 9 September 2010 to holders of ordinary shares and 10 September 2010 to holders of ADRs.
Rio Tinto 2010 Form 6-K     8

Rio Tinto financial information by business unit

	Rio Tinto
Six months ended 30 June	interest		Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
US$ millions	%		2010	2009	2010	2009	2010	2009

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		6,812	4,080	4,700	2,423	3,135	1,561
Robe River (e)	53.0		1,811	961	1,391	651	745	330
Iron Ore Company of Canada	58.7		1,030	425	562	147	197	47
Rio Tinto Brasil	(f	)	—	18	—	(13)	—	(16)
Dampier Salt	68.4		199	192	49	93	19	38

Product group operations			9,852	5,676	6,702	3,301	4,096	1,960
Evaluation projects/other			47	18	15	(20)	12	(28)

			9,899	5,694	6,717	3,281	4,108	1,932

Aluminium	(g	)
Bauxite & Alumina			2,550	1,763	117	(121)	(79)	(237)
Primary Metal			5,883	3,964	1,114	(173)	399	(498)
Other product group items			200	320	54	69	(3)	25
Upstream intersegment			(1,301)	(825)	(8)	9	(4)	6

Product group operations			7,332	5,222	1,277	(216)	313	(704)
Evaluation projects/other			52	10	39	10	45	15

			7,384	5,232	1,316	(206)	358	(689)

Copper
Kennecott Utah Copper	100.0		1,619	875	1,045	456	632	226
Escondida	30.0		1,083	769	659	454	373	245
Grasberg joint venture	(h	)	243	320	149	222	75	118
Palabora	57.7		387	256	88	53	21	7
Northparkes	80.0		106	55	68	27	35	14

Product group operations			3,438	2,275	2,009	1,212	1,136	610
Evaluation projects/other			—	—	(108)	(117)	(74)	(81)

			3,438	2,275	1,901	1,095	1,062	529

Energy
US Coal	(i	)	364	995	75	282	28	149
Rio Tinto Coal Australia	(j	)	1,917	1,875	689	942	357	543
Rössing	68.6		270	164	56	16	18	2
Energy Resources of Australia	68.4		186	245	52	149	10	56

Product group operations			2,737	3,279	872	1,389	413	750
Evaluation projects/other			4	3	430	7	229	4

			2,741	3,282	1,302	1,396	642	754

Diamonds & Minerals
Diamonds	(k	)	326	184	75	(6)	34	(56)
Rio Tinto Iron & Titanium	(l	)	633	536	133	129	35	28
Rio Tinto Minerals	(m	)	499	379	96	70	53	13

Product group operations			1,458	1,099	304	193	122	(15)
Evaluation projects/other			10	4	(1)	816	(1)	796

			1,468	1,103	303	1,009	121	781

Other Operations			2,405	2,322	60	(63)	(2)	(120)
Inter-segment transactions			(567)	(385)	(10)	(4)	(7)	(12)
Other items					(351)	(435)	(312)	(332)
Central exploration and evaluation					18	16	7	40
Net interest							(210)	(318)

Underlying earnings			26,768	19,523	11,256	6,089	5,767	2,565
Items excluded from underlying earnings					—	(464)	78	(941)
Less share of equity accounted units sales revenue			(1,559)	(677)

Total			25,209	18,846	11,256	5,625	5,845	1,624

Depreciation and amortisation in subsidiaries					(1,612)	(1,559)
Impairment charges					(565)	(16)
Depreciation and amortisation in equity accounted units					(252)	(198)
Taxation and finance items in equity accounted units					(323)	(178)

Profit before finance items and taxation					8,504	3,674

References above are to notes on pages 11 and 12.
Rio Tinto 2010 Form 6-K     9

Rio Tinto financial information by business unit (continued)

							Operating
	Rio						Assets (o)
	Tinto		Capital		Depreciation &		At 30	At 31
Six months ended 30 June	interest		Expenditure (n)		Amortisation		June	December
US$ millions	%		2010	2009	2010	2009	2010	2009

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		442	731	287	189	7,547	7,530
Robe River (e)	53.0		103	305	94	54	2,472	2,751
Iron Ore Company of Canada	58.7		70	98	50	38	767	808
Rio Tinto Brasil	(f	)	—	9	—	3	—	—
Dampier Salt	68.4		3	4	11	9	207	179
Other			—	—	4	6	(22)	(5)

			618	1,147	446	299	10,971	11,263

Aluminium	(g	)
Bauxite & Alumina			201	466	195	173	10,109	10,311
Primary Metal			343	421	538	559	24,652	25,229
Other product group items			(5)	—	22	16	1,119	456

			539	887	755	748	35,880	35,996

Copper
Kennecott Utah Copper	100.0		72	81	140	143	1,537	1,533
Escondida	30.0		103	129	55	46	1,225	1,399
Grasberg joint venture	(h	)	48	32	20	21	443	378
Palabora	57.7		7	7	31	31	70	(11)
Northparkes	80.0		22	15	17	10	273	301
Other			89	18	2	1	1,864	1,419

			341	282	265	252	5,412	5,019

Energy
US Coal	(i	)	8	75	21	55	210	(89)
Rio Tinto Coal Australia	(j	)	285	186	122	80	2,214	2,040
Rössing	68.6		13	12	15	12	252	324
Energy Resources of Australia	68.4		17	13	28	26	308	263

			323	286	186	173	2,984	2,538

Diamonds & Minerals
Diamonds	(k	)	70	157	28	65	1,169	1,293
Rio Tinto Iron & Titanium	(l	)	30	200	70	47	2,572	2,626
Rio Tinto Minerals	(m	)	6	8	27	29	646	693
Other			—	—	—	—	8	—

			106	365	125	141	4,395	4,612

Other Operations			149	114	34	101	944	1,756
Net assets held for sale	(p	)	—	—	—	—	142	3,462
Other items			14	30	53	43	(3,167)	(1,954)
Less: equity accounted units			(292)	(263)	(252)	(198)	—	—

Total			1,798	2,848	1,612	1,559	57,561	62,692

Less: Net debt							(11,967)	(18,861)

Total Rio Tinto shareholders’ equity							45,594	43,831

References above are to notes on pages 11 and 12.
Rio Tinto 2010 Form 6-K     10

Notes to financial information by business unit
Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Energy group includes both coal and uranium businesses. The Diamonds & Minerals product group includes businesses with products such as borates, talc and titanium dioxide feedstock together with diamonds operations. The Copper group includes certain gold operations in addition to copper. The Aluminium group excludes Alcan Engineered Products which is included in ‘Other Operations’ and Alcan Packaging which is included in ‘Net assets held for sale’.
Aluminium is now presented based on commercial activities splitting it between Bauxite and Alumina, Primary Metal and Other product group items. Half year 2009 comparative information has been restated accordingly.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units (after adjusting for intra-subsidiary/equity accounted unit sales).

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Net earnings represent profit after tax for the period attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount except that Richards Bay Minerals (RBM) earnings are before charging interest. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings

(d)	Includes Rio Tinto’s interests in Hamersley (100 per cent) and HIsmelt(R) (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Rio Tinto completed the sale of its 100 per cent interest in the Corumbá mine, effective 18 September 2009.

(g)	Includes the Alcan group acquired in 2007, excluding Alcan Packaging which is shown as an ‘Asset held for sale’, and excluding Alcan Engineered Products which is shown as part of Other Operations’, together with the aluminium businesses previously owned by Rio Tinto.

(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(i)	As a result of the IPO of Cloud Peak Energy Inc., on 20 November 2009, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 percent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Rio Tinto completed the sale of its 100 per cent interest in the Jacobs Ranch mine on 1 October 2009. US Coal also includes the Group’s 100 per cent interest in the Colowyo mine.

(j)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal and Allied owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley, giving the Group a beneficial interest in those companies of 30.3 per cent and 60.6 per cent, respectively.

(k)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(l)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QMM (80 per cent) and RBM (attributable interest of 37 per cent). RBM’s net earnings exclude interest
Rio Tinto 2010 Form 6-K     11

charges and its operating assets are shown before deducting debt.

(m)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(o)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are less outside shareholders’ interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment excluding post retirement assets and liabilities (net of tax), is shown.

(p)	Net assets held for sale include Alcan Packaging.
Rio Tinto 2010 Form 6-K     12

Review of operations
Comparison of underlying earnings
2010 first half underlying earnings of $5,767 million were $3,202 million above 2009 first half underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2009 first half underlying earnings[3]	2,565

Iron ore[1]	2,136
Aluminium[1]	1,017
Copper[1]	526
Energy[1]	(337)
Diamonds & Minerals[1]	137
Product group evaluation projects/other[2]	(495)
Other operations	118
Central exploration and evaluation	(33)
Interest	108
Intersegment transactions and other items	25

2010 first half underlying earnings	5,767

[1]	The movement by product group is before evaluation projects/other.

[2]	Product group evaluation projects/other include impact of $229 million gain on disposal of undeveloped coal properties in 2010 first half and $797 million gain on disposal of undeveloped potash properties in 2009 first half.

[3]	See Note 2 on page F-10 of the Half Year Financial Statements for a reconciliation of underlying earnings to net earnings.
Rio Tinto 2010 Form 6-K     13

Iron ore

	First half	First half
	2010	2009	Change

Production (million tonnes — Rio Tinto share)[1]	87.0	75.8	+15%
Gross sales revenue ($ millions)	9,899	5,694	+74%
Underlying EBITDA ($ millions)	6,717	3,281	+105%
Underlying earnings ($ millions)	4,108	1,932	+113%
Capital expenditure ($ millions)	618	1,147	-46%

[1]	Excludes production from the Corumbá mine in Brazil, which was divested in 2009.
Performance
The Iron Ore group’s underlying earnings of $4,108 million in 2010 first half were 113 per cent higher than 2009 first half, mainly reflecting higher prices following the move to quarterly pricing from 1 April and improved market conditions which enabled the group to export at full capacity following the completed expansion to 220 million tonnes per annum in the Pilbara. Capital expenditure was lower in 2010 first half following the commissioning of the Mesa A and Brockman 4 mines in the Pilbara.
Markets
First half sales volumes from the Pilbara region of Western Australia of 109 million tonnes (100 per cent basis), were 18 per cent higher than 2009 first half. Shipments to all major markets, including the largest single market, China, were maintained at or close to capacity levels and totalled over 220 million tonnes over the course of the past twelve months.
In the first half of 2010 agreements were signed with around 50 per cent of Asian customers for pricing on a quarterly basis reflecting the structural shift away from annual benchmark pricing. Sales are being priced to all other customers on the same basis. Third quarter iron ore prices (from 1 July) were based on the average indexed price from March to May 2010.
Operations
2010 first half attributable iron ore production of 87 million tonnes was 15 per cent higher than 2009 first half, on a like for like basis, when markets were recovering from the global financial slowdown. Pilbara production was steady, running at near nameplate capacity throughout the period. In the past 12 months, total Pilbara production was 219 million tonnes (100 per cent basis).
The Operations Centre, which manages scheduling and mine, coastal, rail and other key Pilbara infrastructure from Perth with approximately 430 employees, officially opened in June 2010.
New projects and growth
During 2010 first half Rio Tinto’s new mine at Mesa A ramped up towards its full capacity of 25 million tonnes per annum. Final pre-strip and construction work was undertaken at Brockman 4 and at the Western Turner Syncline extension of Tom Price. Both mines commenced production in the first week of July 2010.
Rio Tinto has approved $990 million to allow for marine works and long lead items relating to the construction of a 1.8 kilometre jetty and wharf and to allow for dredging contracts to be issued as part of early works on the expansion of the Cape Lambert port, supporting the Pilbara operations’ overall capacity increase to 330 million tonnes a year and beyond.
Work restarted on the $401m (Rio Tinto share $235 million) expansion of Iron Ore Company of Canada’s concentrate capacity by 4 million tonnes to 22 million tonnes per annum by 2012, with options to expand further to 26 million tonnes.
Rio Tinto has advanced to the next stage of developing its world-class Simandou iron ore project in Guinea, approving $170 million of further funding. The funding — which comes on top of the $650 million already spent on exploration, community development and evaluation studies — will take effect immediately, optimising the design of the mine, mine infrastructure, rail system and port facilities, as
Rio Tinto 2010 Form 6-K     14

well as enabling further work on drilling operations.
Aluminium

	First half	First half
	2010	2009	Change

Production (Rio Tinto share)
Bauxite (000 tonnes)	16,190	14,181	+14%
Alumina (000 tonnes)	4,451	4,325	+3%
Aluminium (000 tonnes)	1,889	1,889	—
Gross sales revenue ($ millions)	7,384	5,232	+41%
Underlying EBITDA ($ millions)	1,316	(206)	+739%
Underlying earnings ($ millions)	358	(689)	+152%
Capital expenditure ($ millions)	539	887	-39%
Performance
The Aluminium group’s underlying earnings of $358 million were $1,047 million higher than the loss recorded in 2009 first half. This was principally as a result of higher exchange traded aluminium prices. The overall impact of price was to increase earnings by $1,140 million compared with 2009 first half. This was partly offset by adverse currency movements of $226 million, mainly from the strengthening of the Canadian and Australian dollars against the US dollar and a lower level of third party power sales. The favourable cost performance continued in the Aluminium group including lower input prices for caustic, coke and pitch.
Disciplined cost initiatives in 2010 first half enabled the Aluminium group to maintain its EBITDA breakeven level and capture virtually all the increase in LME prices, despite pressures from LME-linked costs.
Markets
The 2010 first half spot aluminium price averaged $2,129 per tonne, an increase of 50 per cent on 2009 first half.
Surging premiums have been the main feature of the aluminium market in 2010 first half. This reflects the combination of two forces: a robust recovery in end-use demand in developed economies and the continued roll-over of inventory financing positions amidst a prolonged period of low interest rates.
Operations
First half bauxite production was 14 per cent higher than 2009 first half with increased production at Weipa, Gove and Sangaredi in line with rising third party demand.
First half alumina production was three per cent higher than the 2009 first half when production cutbacks were made, primarily at the Vaudreuil refinery. Idled capacity at this plant was restarted in the fourth quarter of 2009.
Aluminium production was flat compared with 2009 first half. Higher production at NZAS following a transformer failure in 2008 and a gradual return to full capacity at the operating UK smelters was offset by the cessation of smelting activities at Anglesey and Beauharnois, and curtailments across Rio Tinto Alcan’s operations, all reflecting continued market discipline.
Low snow and rain levels in the Saguenay region of Quebec during the first half have led to a reduction in power generation, resulting in the need to purchase additional power from the state utility company. The impact on EBITDA in the second half of 2010 is expected to be approximately $100 million.
Rio Tinto 2010 Form 6-K     15

In July 2010, the Laterrière smelter in Quebec suffered a significant power outage after two electrical transformers failed, leaving the plant without adequate energy to continue operating at full capacity. The process of gradually restarting the 216 pots on the suspended production line began in early August 2010 and the smelter returned to full production at the end of September. The loss of metal production during the partial shutdown is estimated to be around 25,000 tonnes.
New projects and growth
The expansion of the Yarwun alumina refinery in Queensland from 1.4 to 3.4 million tonnes per annum proceeded according to the revised schedule, following the slowdown in 2009. The expansion is expected to be complete in the fourth quarter of 2012 and will significantly reduce the cost of alumina and bring operating costs down for the entire plant. Commissioning of the co-generation plant is currently underway.
The Aluminium group expects to move forward with the 44 thousand tonne per annum expansion and upgrade of the ISAL smelter in Iceland in the second half of 2010 after a new long-term power contract with the state-owned utility company is implemented.
As part of the transformation of the smelter portfolio, approval for Phase 1 of the AP50 project (60 kt per annum) pilot plant and the full upgrade of the Kitimat smelter in British Columbia are scheduled for 2011. Rio Tinto Alcan will advance the preparation for the Kitimat upgrade project by permanently closing two lines of production (representing 67 kt) in the second half of 2010.
Copper

	First half	First half
	2010	2009	Change

Production (Rio Tinto share)
Mined copper (000 tonnes)	333.2	404.2	-18%
Refined copper (000 tonnes)	186.5	206.3	-10%
Mined molybdenum (000 tonnes)	6.0	4.5	+34%
Mined gold (000 oz)	394	459	-14%
Refined gold (000 oz)	320	220	+46%
Gross sales revenue ($ millions)	3,438	2,275	+51%
Underlying EBITDA ($ millions)	1,901	1,095	+74%
Underlying earnings ($ millions)	1,062	529	+101%
Capital expenditure ($ millions)	341	282	+21%
Performance
The Copper group’s underlying earnings of $1,062 million were 101 per cent higher than the 2009 first half mainly reflecting higher prices partly offset by higher unit cash costs in line with reduced production from lower grades.
Markets
The Copper group benefited from higher average prices for its major products in the first half of 2010. Copper increased 78 per cent to 324 cents per pound, gold increased 26 per cent to $1,149 per ounce and molybdenum increased 78 per cent to $16 per pound.
The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to increase underlying earnings by $721 million compared with 2009 first half.
At 30 June 2010 the Group had 239 million pounds of copper sales that were provisionally priced at US 296 cents per pound. The final price of these sales will be determined during the second half of 2010. This compared with 267 million pounds of open shipments at 31 December 2009 provisionally priced at US 335 cents per pound.
Rio Tinto 2010 Form 6-K     16

Operations
At Kennecott Utah Copper, production of mined copper and gold in concentrates was lower than 2009 first half due to lower ore grades. Copper concentrates smelted and production of refined copper were lower due to a planned 19 day smelter shutdown successfully completed in 2010 first half. Refined gold and silver production was higher than 2009 first half due to processing high grade ore mined in late 2009. Higher molybdenum ore grades and optimisation of the concentrator’s flotation circuit resulted in 34 per cent higher production compared with the same period of 2009.
At Escondida, refined copper production declined by 15 per cent compared with 2009 first half primarily due to maintenance activities and the continued production ramp up following improvements to safety procedures.
At Grasberg, Rio Tinto’s share of joint venture copper and gold in 2010 first half was impacted by lower ore grades and lower mill throughput.
New projects and growth
Construction of the $469 million Eagle nickel and copper mine and mill will begin this year and first production is expected in late 2013. The mine will produce separate nickel and copper concentrates containing an average of 17,300 and 13,200 tonnes per year of nickel and copper metal respectively over six years.
Construction of the Kennecott Utah Copper Molybdenum Autoclave Process (MAP) facility restarted in 2010 first half, with the investment of $340 million in phases one and two of the project.
Rio Tinto increased its interest in Ivanhoe by 10.0 per cent to 29.6 per cent in 2010 first half, through the purchase of 15 million shares and the early exercising of all of its Series A warrants, for a total consideration of $634 million. Part of the consideration for the transaction on 1 March 2010 was in the form of equipment financed by Rio Tinto since 2008. Production at Oyu Tolgoi is expected to commence in 2013, with a five year ramp up to full production.
Energy

	First half	First half
	2010	2009	Change

Production (Rio Tinto share)
Coal (million tonnes)
Hard coking coal	4.3	3.3	+30%
Other Australian	10.4	11.1	-6%
US1	21.2	42.6	-50%
Uranium (000’s pounds)	5,325	7,002	-24%
Gross sales revenue ($ millions)	2,741	3,282	-16%
Underlying EBITDA ($ millions)[2]	1,302	1,396	-7%
Underlying earnings ($ millions)[2]	642	754	-15%
Capital expenditure ($ millions)	323	286	+13%

[1]	US Coal production data has been adjusted to reflect the sale of the Jacobs Ranch mine in October 2009.

[2]	EBITDA and underlying earnings in 2010 first half included $435 million pre-tax and $229 million post-tax gain from the sale of two undeveloped coal projects.
Performance
The Energy group’s underlying earnings of $642 million were 15 per cent lower than 2009 first half, primarily due to the impact of lower average prices and adverse exchange rate movements from a stronger Australian dollar versus the US dollar. This was partly offset by the divestment of two undeveloped coal projects in Australia. The $435 million pre-tax and $229 million post tax post minorities gain on disposal has been recognised within underlying earnings within Energy evaluation projects.
Rio Tinto 2010 Form 6-K     17

Markets
Average coal prices were lower than in 2009 first half due to the absence of higher carry over prices from 2008 that were reflected in the first quarter of 2009.
Thermal coal contracts for the 2010 fiscal year (twelve months commencing 1 April 2010) were settled in the high US$90’s per tonne, an increase of approximately 38 per cent from the previous year. The majority of coking coal contracts for the 2010 fiscal year were settled for the first time on shorter term pricing periods. The prices for the first six months have varied by quarter and were settled in the US$187-225 per tonne range, depending on quality.
Spot demand for uranium has remained high throughout the year but an abundance of available material, high utility inventory levels and discretionary spot requirements has resulted in a depressed spot market where prices have traded in the $40-45 price range for much of the year. Long-term prices have fared better and were fairly static at $59, though contract volumes are significantly lower than in previous years. The long term outlook remains positive as many countries including China continue to expand their domestic nuclear industry.
Operations
Hard coking coal production from the Queensland coal operations increased by 30 per cent compared with 2009 first half, following increased investment and a strong operational performance at the Kestrel mine. Other Australian coal production was six per cent lower than 2009 first half, mainly attributable to inclement weather in the first quarter of 2010 and the Blair Athol mine winding down to 3 million tonnes per annum over the next five years.
Lower US Coal production reflected Rio Tinto’s reduced ownership following the initial public offering of Cloud Peak Energy Inc in November 2009.
Uranium production at ERA was impacted by lower average feed grade due to mine sequencing issues associated with the area of instability on the south wall of pit 3 and higher than usual rainfall late in the wet season.
New projects and growth
The Clermont thermal coal mine in Queensland commenced production during 2010 first half with full capacity expected to be reached in 2013. It will largely replace the Blair Athol mine as it winds down to 3 million tonnes per annum.
The extension and expansion of the Kestrel coking coal mine in Queensland to 5.7 million tonnes per annum is expected to come onstream in late 2012 / early 2013.
Diamonds & Minerals

	First half	First half
	2010	2009	Change

Production (Rio Tinto share)
Diamonds (000 carats)	7,107	6,787	+5%
Titanium dioxide (000 tonnes)	684	656	+4%
Borates (000 tonnes)	247	190	+30%
Talc (000 tonnes)	504	426	+18%
Gross sales revenue ($ millions)	1,468	1,103	+33%
Underlying EBITDA ($ millions)[1]	303	1,009	-70%
Underlying earnings ($ millions)[1]	121	781	-85%
Capital expenditure ($ millions)	106	365	-71%

[1]	EBITDA and underlying earnings in 2009 included $818 million pre-tax and $797 million post-tax gain from the sale of the undeveloped potash assets in Argentina and Canada.
Rio Tinto 2010 Form 6-K     18

Performance
The Diamonds & Minerals group’s underlying earnings of $121 million were 85 per cent lower than 2009 first half, when a $797 million gain was recognised from the sale of potash projects in Argentina and Canada. Excluding this gain, Diamonds & Minerals underlying earnings increased by $137 million due to a recovery in volumes and prices from improved market conditions.
Markets
Demand and prices for rough diamonds strengthened significantly in the first half of 2010 as economies emerged from the global financial recession. Continued demand growth in both India and China, as well as continued restocking of the diamond supply chain, were the key factors in the recovery.
Market conditions for titanium dioxide feedstocks improved with increased global demand evident in line with the global economic recovery.
Borate and talc sales were driven by market recovery and steady Asian demand growth. Average sales prices for both products are slightly higher than 2009, a year in which double-digit price increases were achieved.
Operations
Diamond production of 7.1 million carats returned to normal levels of activity following the shutdowns in 2009.
Higher titanium dioxide feedstock production reflected improved market conditions and included increased QMM ore from the Madagascar mine processed in Quebec.
Borate production improved by 30 per cent compared with the first half of 2009, despite difficult labour negotiations that included a 100-day lockout of represented employees. Talc production was up 18 per cent compared with the first half of 2009 driven by strong polymers demand from the auto sector.
New projects and growth
The Diavik underground mine produced its first ore during 2010 first half. The development of the Argyle underground mine was slowed in 2009 in response to the economic situation. Activity levels at Argyle increased during the first half of 2010 with a decision on the timing of a ramp up in the project expected in the second half of 2010.
Rio Tinto Minerals announced plans to establish an Asia Technology Center to support continued development of the borates business in its most important growth region.
The pre-feasibility study of Jadar, a lithium and borates deposit in Serbia, continued. The deposit has been ranked as one of the largest undeveloped lithium deposits in the world.
Other Operations
Trading conditions in the Alcan Engineered Products businesses improved during 2010 first half.
Rio Tinto 2010 Form 6-K     19

Central Exploration and Evaluation

	First half	First half
	2010	2009	Change

Central exploration (post-tax)	(41)	(31)	-32%
Divestments	48	71	-32%

Post-tax credit ($ millions)	7	40	-83%

Central exploration expenditure in 2010 first half (post disposals and post tax) resulted in a credit to underlying earnings of $7 million compared with a credit of $40 million in 2009 first half. During 2010 first half the Group realised $48 million (post tax) from the divestment of exploration properties compared with $71 million in 2009 first half.
At the Amargosa bauxite project, Brazil, an Order of Magnitude Study has commenced. Current activities are focused on developing the resource model.
In Kazakhstan, a non-binding Memorandum of Understanding was signed with Tau-Ken Samruk to conduct joint venture exploration for copper and other minerals.
Rio Tinto 2010 Form 6-K     20

DIRECTORS’ REPORT for the half year ended 30 June 2010
Review of operations and important events
A detailed review of the Group’s operations and the results of those operations during the half year ended 30 June 2010 is given on pages 1 to 20. Important events that have occurred during the period and up until 5 August 2010 are set out below. Important events that have occurred since 5 August 2010 until the date of this filing are set out in the reports on form 6K filed on 18 and 19 October 2010. Further information in connection with acquisitions and disposals and the impact of these on the financial statements are set out on pages F13-F14.
On 9 February 2010 the Group announced the appointment of Ann Godbehere and Robert Brown as non executive directors with effect from 9 February 2010 and 1 April 2010 respectively and that Sir David Clementi and David Mayhew would retire as non executive directors at the conclusion of the Rio Tinto Limited annual general meeting.
On 22 February 2010 the Group announced that it had started producing iron ore from the US$901m (Rio Tinto share US$478m) Mesa A / Warramboo mine in the Pilbara region of Western Australia.
On 29 March 2010 the Group announced that the Shanghai Number One Intermediate People’s Court had convicted the four Shanghai employees detained on 5 July 2009 on charges of receiving bribes and obtaining commercial secrets.
On 31 March 2010 Rio Tinto confirmed the satisfaction of the conditions precedent to the Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region.
On 9 April 2010 Rio Tinto announced it was negotiating contracts with its customers to supply iron ore priced on a quarterly basis.
On 6 May 2010 Rio Tinto announced the re-commencement of the expansion programme in its Iron Ore Company of Canada (IOC) operations. The Board of IOC approved new investment of US$401 million (Rio Tinto share US$235 million) to increase its annual concentrate capacity by four million tonnes to 22 million tonnes by 2012.
On 15 June 2010 Rio Tinto announced the investment of US$469 million in constructing the Kennecott Eagle nickel and copper mine in Michigan’s Upper Peninsula (USA) following receipt of final environmental approvals. Construction of the mine and mill would begin in 2010 with first production expected in late 2013.
On 21 June 2010 The Western Australian Government, Rio Tinto and BHP Billiton announced that they had signed a Heads of Agreement that would enable greater flexibility and efficiency in managing their iron ore mining operations and infrastructure in the Pilbara. Rio Tinto and BHP Billiton agreed to pay iron ore royalties at all mines at a rate of 5.625 per cent for fine ore and 7.5 per cent for lump ore. Royalties apply from 1 July 2010.
On 30 June 2010 the Australian Competition Tribunal handed down its determinations in response to the applications by Rio Tinto to review the decisions by the Federal Treasurer to declare the Hamersley and Robe River railways lines available for third party access under Part IIIA of the Trade Practices Act. The Tribunal decided that a declaration should not be made with respect to the Hamersley line, finding that providing third-party access in this way would be “contrary to the public interest”. The Tribunal also decided that the Robe River line should be declared, but only until 2018, rather than for 20 years as the applicants wished.
On 12 July 2010 Rio Tinto announced they had entered into a formal collaboration agreement with The International Union for Conservation of Nature (IUCN) and were committed to working together over a three year period.
On 14 July 2010 the Group announced that the successful Rio Tinto-ANU China Partnership to build strategic understanding of long-term developments in China would be expanded, to provide potential for Australia to benefit from greater collaboration and deeper relationships with China.
Rio Tinto 2010 Form 6-K     21

On 14 July 2010 Rio Tinto announced US$200 million of funding to prepare for the expansion of its iron ore operations in Western Australia.
On 29 July 2010, Rio Tinto announced the signing of a binding agreement with Chalco to establish a joint venture covering the development and operation of the Simandou iron ore project in Guinea.
On 2 August 2010 Rio Tinto announced an investment of US$170 million for the next stage of the Simandou iron ore project in Guinea.
On 3 August 2010 Rio Tinto announced a further investment of US$790 million in its drive to expand the annual capacity of its iron ore operations in the Pilbara to 330 million tonnes.
Dividend
A 2009 final dividend was paid on 1 April 2010 to holders of Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADR holders. The 2009 final dividend, equivalent to 45 US cents per share, was determined by directors on 11 February 2010. Rio Tinto plc shareholders received 28.84 pence per share, Rio Tinto plc ADR holders received 45 US cents per ADR and Rio Tinto Limited shareholders received 51.56 Australian cents per share, based on the applicable exchange rates on 9 February 2010.
The 2010 interim dividend, equivalent to 45 US cents per share, was paid on 9 September 2010 to holders of Ordinary shares and on 10 September 2010 to holders of ADRs. Rio Tinto plc shareholders received 28.21 pence per share and Rio Tinto Limited shareholders were paid 49.27 Australian cents per share based on the applicable exchange rates on 3 August 2010.
ADR holders received dividends in US dollars, which were converted from pounds sterling by reference to the exchange rate applicable on 2 September. This differed from the USD determining rate due to currency fluctuations, and resulted in a dividend of 43.45 US cents per ADR.
Rio Tinto 2010 Form 6-K     22

Rio Tinto Group
Unaudited Condensed Interim Financial Statements
Period ended June 30, 2010
Rio Tinto 2010 Form 6-K      23

Group income statement

			Restated (g)		Year to 31
	Six months to		Six months to		December
	30 June 2010		30 June 2009		2009
	US$m		US$m		US$m
Continuing operations

Consolidated sales revenue	25,209		18,846		41,825
Net operating costs (excluding items shown separately)	(16,903)		(15,983)		(33,818)
Impairment charges net of reversals (b)	(565)		(16)		(1,573)
(Losses)/profits on disposal of interests in businesses (c)	(5)		(8)		692
Exploration and evaluation costs	(220)		(254)		(514)
Profits on disposal of interests in undeveloped projects (d)	507		888		894

Operating profit	8,023		3,473		7,506
Share of profit after tax of equity accounted units	481		201		786

Profit before finance items and taxation	8,504		3,674		8,292

Finance items
Net exchange gains on external debt and intragroup balances	744		377		365
Net (losses)/gains on derivatives not qualifying for hedge accounting	(13)		62		261
Interest receivable and similar income	67		56		120
Interest payable and similar charges	(355)		(480)		(929)
Amortisation of discount	(133)		(128)		(249)

	310		(113)		(432)

Profit before taxation	8,814		3,561		7,860

Taxation	(2,475)		(1,209)		(2,076)

Profit from continuing operations	6,339		2,352		5,784
Discontinued operations
Loss after tax from discontinued operations (e)	(61)		(522)		(449)

Profit for the period	6,278		1,830		5,335

- attributable to non-controlling interests	433		206		463
- attributable to owners of Rio Tinto (Net earnings)	5,845		1,624		4,872

Basic earnings/(loss) per share (f)
Profit from continuing operations	301.2	c	136.6	c	301.7	c
Loss from discontinued operations	(3.1	c)	(33.2	c)	(25.5	c)

Profit for the period	298.1	c	103.4	c	276.2	c

Diluted earnings/(loss) per share (f)
Profit from continuing operations	300.1	c	136.3	c	300.7	c
Loss from discontinued operations	(3.1	c)	(33.1	c)	(25.4	c)

Profit for the period	297.0	c	103.2	c	275.3	c

Dividends paid during the period (US$m)	887		876		876
Dividends per share: paid during the period (f) (30 June 2009 restated)	45.0	c	55.6	c	55.6	c
Dividends per share: proposed in the announcement of the results for the period	45.0	c	—		45.0	c

(a)	Consolidated revenue includes subsidiary sales to equity accounted units.

(b)	An impairment of US$565 million (30 June 2009: nil; 31 December 2009: US$687 million) relating to the Alcan Engineered Products businesses has been recognised at 30 June 2010. Since the Group’s intention is to sell these businesses, the recoverable amount has been based on fair value less costs to sell. Alcan Packaging is discussed separately in (e) below.

The impairment charges of US$1,573 million for the year ended 31 December 2009 related mainly to writedowns on Alcan Engineered Products (as noted above), the Group’s aluminium businesses of US$304 million, US$525 million on the Group’s diamond businesses and US$57 million in other impairments, following the annual impairment review process. All 2009 impairments were measured based upon an assessment of fair value less costs to sell.

(c)	Profits arising on the disposal of interests in businesses for the year ended 31 December 2009 related principally to sales of the Corumba iron ore mine, the Jacobs Ranch coal mine, the sale of 52 per cent of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER), and were partially offset by a loss from the sale of Alcan Composites.

(d)	The profits in 2010 relate principally to the disposal of undeveloped coal projects at Vickery and Maules Creek. The profits in 2009 related principally to the disposal of undeveloped potash assets in Argentina and Canada.

(e)	Loss after tax from discontinued operations for 30 June 2010 of US$61 million relates to the completion of the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010, and the Alcan Packaging Food Americas division to Bemis Company Inc. on 1 March 2010.

An impairment of US$355 million and US$318 million was recognised at 30 June 2009 and 31 December 2009 respectively, relating to the Alcan Packaging business and is included in ‘Loss after tax from discontinued operations’. This impairment was based on an estimate of fair value less costs to sell, which was the Group’s best estimate of expected proceeds to be realised on sale, less an estimate of remaining costs to sell. Additionally, ‘Loss after tax from discontinued operations’ included a US$167 million tax charge for 30 June 2009 and a US$131 million tax charge for 31 December 2009 relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business. This increase in estimate followed a detailed review of the changes to the proposed sale structure.

(f)	For the purposes of calculating basic earnings/(loss) per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,960.7 million (30 June 2009: 1,570.8 million; 31 December 2009: 1,763.6 million), being the average number of Rio Tinto plc shares outstanding of 1,524.9 million (30 June 2009: 1,208.5 million; 31 December 2009: 1,366.1 million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 435.8 million (30 June: 362.3 million; December 2009: 397.5 million). The rights issues which were completed in July 2009 were at a discount to the then market price. Accordingly, both earnings and dividends per share for all periods up to the date on which the shares were issued have been adjusted for the bonus element of the issues. The profit and loss figures used in the calculation of basic and diluted earnings per share are based on profits and losses attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings/ (loss) per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

(g)	The Group early adopted an amendment to IAS 32 for the full year ended 31 December 2009. The amendment permits rights issues to existing shareholders which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro-rata to all shareholders. Prior to the amendment, such an offer was treated as giving rise to a derivative liability. As a consequence, the results for the six months ended 30 June 2009 have been restated to remove the US$827 million gain included in the income statement under the previous accounting rules, with a corresponding credit to equity.

Group statement of comprehensive income

	Attributable to	Non-	Six months	Restated (a)	Year to 31
	owners	controlling	to 30 June	Six months to	December
	of Rio Tinto	interests	2010	30 June 2009	2009
	US$m	US$m	US$m	US$m	US$m

Profit after tax for the period	5,845	433	6,278	1,830	5,335
Other comprehensive income:
Currency translation adjustment (b)	(1,858)	(82)	(1,940)	2,453	4,161
Currency translation on companies disposed of transferred to the income statement	1	—	1	—	(13)
Cash flow hedge fair value gains/(losses):
- Cash flow hedge fair value gains/(losses)	54	18	72	(72)	(313)
- Cash flow hedge losses transferred to the income statement	18	23	41	12	50
- Cash flow hedge gains on companies disposed of transferred to the income statement	—	—	—	—	(5)
(Losses)/gains on revaluation of available for sale securities	(104)	—	(104)	216	358
Gains on revaluation of available for sale securities transferred to the income statement	—	—	—	(1)	(3)
Actuarial losses on post retirement benefit plans	(1,426)	(43)	(1,469)	(348)	(844)
Share of other comprehensive (expense)/income of equity accounted units	(74)	—	(74)	158	368
Tax relating to components of other comprehensive income	392	—	392	123	321

Other comprehensive (expense)/income for the period, net of tax	(2,997)	(84)	(3,081)	2,541	4,080

Total comprehensive income for the period	2,848	349	3,197	4,371	9,415

(a)	The Group early adopted an amendment to IAS 32 for the full year ended 31 December 2009. The amendment permits rights issues to existing shareholders which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro-rata to all shareholders. Prior to the amendment, such an offer was treated as giving rise to a derivative liability. As a consequence, the results for the six months ended 30 June 2009 have been restated to remove the US$827 million gain included in the income statement under the previous accounting rules, with a corresponding credit to equity.

(b)	The currency translation arising from Rio Tinto Limited’s share capital of US$151 million for the period ended 30 June 2009 has been disclosed in the Statement of changes in equity to conform with the 31 December 2009 and 30 June 2010 presentation. Refer to Statement of changes in equity on page F-7.

Group statement of cash flows

			Year to 31
	Six months to	Six months to	December
	30 June 2010	30 June 2009	2009
	US$m	US$m	US$m

Cash flows from consolidated operations (a)	9,147	5,483	13,224
Dividends from equity accounted units	713	46	610

Cash flows from operations	9,860	5,529	13,834
Net interest paid	(462)	(607)	(1,136)
Dividends paid to outside shareholders of subsidiaries	(187)	(305)	(410)
Tax paid	(2,036)	(1,653)	(3,076)

Net cash generated from operating activities	7,175	2,964	9,212

Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures & associates (b)	(439)	(3)	(396)
Disposals of subsidiaries, joint ventures & associates	15	70	2,424
Net proceeds from the disposal of assets held for sale	3,146	—	—
Purchase of property, plant & equipment and intangible assets	(1,817)	(2,864)	(5,388)
Sales of financial assets	82	151	253
Purchases of financial assets	(104)	(28)	(44)
Other funding of equity accounted units	(68)	(48)	(265)
Other investing cash flows	88	171	59

Cash provided by/(used in) investing activities	903	(2,551)	(3,357)

Cash flows before financing activities	8,078	413	5,855

Cash flows from financing activities
Equity dividends paid to Rio Tinto shareholders	(887)	(876)	(876)
Proceeds from issue of ordinary shares in Rio Tinto	38	14	14,877
Proceeds from additional borrowings	210	4,640	5,775
Repayment of borrowings	(7,994)	(4,124)	(22,195)
Finance lease repayments	(38)	(6)	(25)
Other financing cash flows	89	26	(19)

Cash used in financing activities	(8,582)	(326)	(2,463)

Effects of exchange rates on cash and cash equivalents	(333)	140	(284)

Net (decrease)/increase in cash and cash equivalents	(837)	227	3,108

Opening cash and cash equivalents less overdrafts	4,142	1,034	1,034

Closing cash and cash equivalents less overdrafts	3,305	1,261	4,142

(a) Cash flows from consolidated operations
Profit from continuing operations	6,339	2,352	5,784
Adjustments for:
Taxation	2,475	1,209	2,076
Finance items	(310)	113	432
Share of profit after tax of equity accounted units	(481)	(201)	(786)
Losses/(profits) on disposal of interests in businesses	5	8	(692)
Impairment charges net of reversals	565	16	1,573
Depreciation and amortisation	1,612	1,559	3,427
Provisions (including exchange differences on provisions)	328	506	930
Utilisation of provisions	(182)	(219)	(363)
Utilisation of provision for post retirement benefits	(449)	(225)	(470)
Change in inventories	(274)	165	653
Change in trade and other receivables	(1,046)	988	908
Change in trade and other payables	529	(1,057)	(570)
Other items	36	269	322

	9,147	5,483	13,224

(b)	The total consideration for the acquisition of 15 million shares in Ivanhoe Mines Ltd., on 1 March 2010 was US$241 million, consisting of US$195 million of Rio Tinto key mining and milling equipment for the Oyu Tolgoi copper-gold mining complex in Mongolia and US$46 million of cash. Refer to relevant details in the ‘Disposals and acquisitions’ note on page F-13.

Group statement of financial position

			Restated (b)
	30 June 2010	31 December 2009	30 June 2009
	US$m	US$m	US$m

Non-current assets
Goodwill	14,183	14,268	14,289
Intangible assets	5,708	5,730	6,193
Property, plant and equipment	44,511	45,803	45,423
Investments in equity accounted units	7,160	6,735	5,466
Loans to equity accounted units	129	170	69
Inventories	306	284	226
Trade and other receivables	1,377	1,375	1,008
Deferred tax assets	2,234	2,231	1,610
Tax recoverable	78	85	69
Other financial assets	975	841	862

	76,661	77,522	75,215
Current assets
Inventories	4,870	4,889	5,494
Trade and other receivables	5,396	4,447	4,587
Loans to equity accounted units	129	168	536
Tax recoverable	280	501	492
Other financial assets	451	694	312
Cash and cash equivalents	3,319	4,233	1,295

	14,445	14,932	12,716
Assets of disposal groups held for sale (a)	393	4,782	5,818

Total assets	91,499	97,236	93,749

Current liabilities
Bank overdrafts repayable on demand	(14)	(91)	(40)
Borrowings	(905)	(756)	(16,503)
Trade and other payables	(6,063)	(5,759)	(6,331)
Other financial liabilities (b)	(255)	(412)	(730)
Tax payable	(1,347)	(1,329)	(870)
Provisions (c)	(1,137)	(1,182)	(1,182)

	(9,721)	(9,529)	(25,656)

Non-current liabilities
Borrowings	(14,569)	(22,155)	(23,765)
Trade and other payables	(516)	(591)	(502)
Other financial liabilities	(368)	(601)	(368)
Tax payable	(303)	(299)	(385)
Deferred tax liabilities	(4,020)	(4,304)	(4,870)
Provision for post retirement benefits (c)	(6,000)	(4,993)	(3,915)
Other provisions	(7,883)	(7,519)	(7,006)

	(33,659)	(40,462)	(40,811)

Liabilities of disposal groups held for sale (a)	(251)	(1,320)	(2,283)

Total liabilities	(43,631)	(51,311)	(68,750)

Net assets	47,868	45,925	24,999

Capital and reserves
Share capital (d)
- Rio Tinto plc	246	246	160
- Rio Tinto Limited (excluding Rio Tinto plc interest)	4,678	4,924	989
Share premium account	4,229	4,174	3,987
Other reserves	11,998	14,010	262
Retained earnings	24,443	20,477	17,629

Equity attributable to owners of Rio Tinto	45,594	43,831	23,027
Attributable to non-controlling interests	2,274	2,094	1,972

Total equity	47,868	45,925	24,999

(a)	Assets and liabilities held for sale as at 30 June 2010 comprise the Medical Flexibles and Alcan Beauty Packaging businesses. Assets and liabilities held for sale as at 30 June and 31 December 2009 mainly comprise the Alcan Packaging group of which Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions and Alcan Packaging Food Americas division were divested during the six months to 30 June 2010. Refer to the ‘Disposals and acquisitions’ note on pages F-13 – F-14.

(b)	The Group early adopted an amendment to IAS 32 for the full year ended 31 December 2009. The amendment permits rights issues to existing shareholders which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro-rata to all shareholders. Prior to the amendment, such an offer was treated as giving rise to a derivative liability. As a consequence, the results for the six months ended 30 June 2009 have been restated to remove the US$827 million gain included in the income statement and the US$5,982 million derivative liability included in the statement of financial position as at 30 June 2009 under the previous accounting rules, with a corresponding credit to equity.

(c)	The provision for post retirement benefits increased by US$1.0 billion to US$6.2 billion at 30 June 2010 (US$0.2 billion is included in current provisions) from 31 December 2009 as global equity markets fell, thereby reducing asset values and bond yields decreased during the period resulting in a lower discount rate used to value the closing obligations.

(d)	At 30 June 2010, Rio Tinto plc had 1,525.7 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue, excluding those held by Rio Tinto plc. As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$13.10 (31 December 2009: US$12.16; 30 June 2009 restated: US$1.62).

Group statement of changes in equity
Period ended 30 June 2010

Attributable to owners of Rio Tinto
						Non-
	Share	Share	Retained	Other		controlling	Total
	capital	premium	earnings	reserves	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	5,170	4,174	20,477	14,010	43,831	2,094	45,925
Total comprehensive income for the period (a)	—	—	4,819	(1,971)	2,848	349	3,197
Currency translation arising from Rio Tinto Limited’s share capital	(246)	—	—	—	(246)	—	(246)
Dividends	—	—	(887)	—	(887)	(187)	(1,074)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	—	(60)	(60)	—	(60)
Treasury shares reissued	—	55	9	—	64	—	64
Shares issued to non- controlling interests	—	—	—	—	—	18	18
Employee share options taken to the income statement	—	—	25	19	44	—	44

Closing balance	4,924	4,229	24,443	11,998	45,594	2,274	47,868

(a)	Refer to Statement of comprehensive income for further details.
Period ended 30 June 2009

Attributable to owners of Rio Tinto
				Other
				reserves		Non-
	Share	Share	Retained	(c)		controlling	Total
	capital	premium	earnings	restated	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,121	4,705	17,134	(2,322)	20,638	1,823	22,461
Total comprehensive income for the period (a)	—	—	1,355	2,593	3,948	423	4,371
Currency translation arising from Rio Tinto Limited’s share capital	151	—	—	—	151	—	151
Dividends	—	—	(876)	—	(876)	(306)	(1,182)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(4)	(23)	(27)	—	(27)
Ordinary shares issued	—	22	—	—	22	—	22
Rights issues expenses including mark to market losses (b)	(123)	(740)	—	—	(863)	—	(863)
Shares issued to non- controlling interests	—	—	—	—	—	32	32
Employee share options taken to the income statement	—	—	20	14	34	—	34

Closing balance	1,149	3,987	17,629	262	23,027	1,972	24,999

(a)	Refer to Statement of comprehensive income for further details.

(b)	This relates to underwriting fees and other fees for the Rio Tinto plc rights issue together with the mark-to-market losses from inception to receipt of proceeds on forward contracts taken out by Rio Tinto plc to provide confidence in the absolute dollar proceeds of the rights issue.

(c)	The Group early adopted an amendment to IAS 32 for the full year ended 31 December 2009. The amendment permits rights issues to existing shareholders which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro-rata to all shareholders. Prior to the amendment, such an offer was treated as giving rise to a derivative liability. As a consequence, the results for the six months ended 30 June 2009 have been restated to remove the US$827 million gain included in the income statement and the US$5,982 million derivative liability included in the statement of financial position as at 30 June 2009 under the previous accounting rules, with a corresponding credit to equity.
Year ended 31 December 2009

Attributable to owners of Rio Tinto
		Share				Non-
	Share	premium	Retained	Other		controlling	Total
	capital	(b)	earnings	reserves (c)	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,121	4,705	17,134	(2,322)	20,638	1,823	22,461
Total comprehensive income for the year (a)	—	—	4,168	4,401	8,569	846	9,415
Currency translation arising from Rio Tinto Limited’s share capital	710	—	—	—	710	—	710
Dividends	—	—	(876)	—	(876)	(410)	(1,286)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(17)	(35)	(52)	—	(52)
Ordinary shares issued	3,339	(531)	3	11,936	14,747	—	14,747
Shares issued to non- controlling interests	—	—	—	—	—	53	53
Subsidiaries now equity accounted	—	—	—	—	—	(218)	(218)
Employee share options and other IFRS 2 charges taken to the income statement (d)	—	—	65	30	95	—	95

Closing balance	5,170	4,174	20,477	14,010	43,831	2,094	45,925

(a)	Refer to Statement of comprehensive income for further details.

(b)	Charges to share premium in 2009 include underwriting fees and other fees for the Rio Tinto plc rights issue together with the mark-to-market losses from inception to receipt of proceeds on forward contracts taken out by Rio Tinto plc to provide confidence in the absolute dollar proceeds of the rights issue.

(c)	Other reserves include an US$11,936 million merger reserve which represents the difference between the nominal value and issue price of the shares issued under the Rio Tinto plc rights issue. No share premium was recorded in the Rio Tinto plc financial statements through the operation of the merger relief provisions of the Companies Act 1985.

(d)	Includes IFRS 2 charges arising from the disposal of 26 per cent of RBM as part of a Broad Based Black Economic Empowerment (BBBEE) transaction. The discount to fair value arising from this transaction is treated as a share based payment in accordance with IFRIC 8 Scope of IFRS 2 (Share-based Payments) and AC 503 Accounting for BEE Transactions.

1 Basis of preparation
The consolidated interim financial statements included in this report are unaudited and have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 ‘Interim financial reporting’ as issued by the IASB.
The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature.
Accounting policies
The IFRS consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year to 31 December 2009 except for IFRS 3 (revised) ‘Business combinations’, amendments to IAS 27 (revised) ‘Consolidated and separate financial statements’ and those Improvements to IFRS 2009 which are mandatory for 2010.
The effect of adopting these standards is not material to Group earnings or to shareholders’ funds in the current or prior period. Therefore, prior year information has not been restated.
The Group early adopted an amendment to IAS 32 for the full year ended 31 December 2009. The amendment permits rights issues to existing shareholders which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro-rata to all shareholders. Prior to the amendment, such an offer was treated as giving rise to a derivative liability. As a consequence, the results for the six months ended 30 June 2009 have been restated to remove the US$827 million gain included in the income statement and the US$5,982 million derivative liability included in the statement of financial position as at 30 June 2009 under the previous accounting rules, with a corresponding credit to equity.
Certain of the Group’s products, such as iron ore, are sold under long term contracts at a benchmark price. During the first half of 2010, agreements were signed with around 50 per cent of iron ore customers in Asia for pricing on a quarterly basis reflecting the structural shift away from annual benchmark pricing. Sales are being priced to all other iron ore customers on the same basis. Consistent with prior years, where the benchmark price has not been finally agreed at the end of the accounting period, revenue is estimated based on the best available information, having reference to the terms of the contractual agreement and, where appropriate, to sales with other customers.
The financial information by business unit and the geographic analysis of sales by destination provided on pages 9-12 and F-12 satisfy the disclosure requirements of IFRS 8 for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

2 Reconciliation of Net earnings to Underlying earnings

			Non-			Restated (i)	Year to 31
			controlling	Discontinued	Six months to	Six months to	December
	Pre-tax (h)	Taxation	Interests	operations (h)	30 June 2010	30 June 2009	2009
Exclusions from Underlying earnings	US$m	US$m	US$m	US$m	US$m	US$m	US$m

(Losses)/profits on disposal of interests in businesses (a)	(5)	3	—	—	(2)	(12)	499
Net impairment charges (b)	(565)	163	(1)	—	(403)	(12)	(1,103)
Loss after tax from discontinued operations (b)	—	—	—	(61)	(61)	(522)	(449)
Exchange differences and gains/(losses) on derivatives:
- Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	744	(207)	(7)	—	530	(94)	(56)
- Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	93	(23)	(6)	—	64	(36)	9
- (Losses)/gains on commodity derivatives not qualifying for hedge accounting (f)	(87)	37	—	—	(50)	123	75
Chinalco break fee	—	—	—	—	—	(182)	(182)
Restructuring costs from global headcount reduction	—	—	—	—	—	(104)	(231)
Other exclusions (g)	—	—	—	—	—	(102)	12

Total excluded from Underlying earnings	180	(27)	(14)	(61)	78	(941)	(1,426)

Net earnings	8,814	(2,475)	(433)	(61)	5,845	1,624	4,872

Underlying earnings	8,634	(2,448)	(419)	—	5,767	2,565	6,298

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (g) below are excluded from Net earnings in arriving at Underlying earnings.
(a)	Profits arising on the disposal of interests in businesses for the year ended 31 December 2009 relate principally to sales of the Corumba iron ore mine, the Jacobs Ranch coal mine, the sale of 52 per cent of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) and are partially offset by a loss from the sale of Alcan Composites.

(b)	Charges relating to impairment of goodwill and other non-current assets, other than undeveloped projects, but including discontinued operations.

An impairment of US$403 million (30 June 2009: nil; 31 December 2009: US$500 million) relating to the Alcan Engineered Products businesses has been recognised at 30 June 2010. Since the Group’s intention is to sell these businesses, the recoverable amount has been based on fair value less costs to sell.

The impairment charges of US$1,103 million for the year ended 31 December 2009 related mainly to writedowns on Alcan Engineered Products (as noted above), the Group’s aluminium businesses of US$212 million, US$348 million on the Group’s diamond businesses and US$43 million in other impairments, following the annual impairment review process. All 2009 impairments were measured based upon an assessment of fair value less costs to sell.

Loss after tax from discontinued operations for 30 June 2010 of US$61 million relates to the completion of the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010, and the Alcan Packaging Food Americas division to Bemis Company Inc. on 1 March 2010.

An impairment of US$355 million and US$318 million was recognised at 30 June 2009 and 31 December 2009 respectively, relating to the Alcan Packaging business and is included in ‘Loss after tax from discontinued operations’. This impairment was based on an estimate of fair value less costs to sell, which was the Group’s best estimate of expected proceeds to be realised on sale, less an estimate of remaining costs to sell. Additionally, ‘Loss after tax from discontinued operations’ included a US$167 million tax charge for 30 June 2009 and a US$131 million tax charge for 31 December 2009 relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business. This increase in estimate followed a detailed review of the changes to the proposed sale structure.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.

The tax on exchange gains and losses on external debt and intragroup balances includes tax charges on gains on US dollar denominated debt and on intragroup balances, where applicable. However, a significant proportion of the pre-tax losses on intragroup balances for the year ended 31 December 2009 were not subject to tax.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(g)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

(h)	Exclusions from Underlying earnings relating to both equity accounted units (‘EAUs’) and discontinued operations are stated after tax. Exclusions from Underlying earnings relating to EAUs are included in the column ‘Pre-tax’ and the results of discontinued operations are shown in the column ‘Discontinued operations’.

(i)	The Group early adopted an amendment to IAS 32 for the full year ended 31 December 2009. The amendment permits rights issues to existing shareholders which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro-rata to all shareholders. Prior to the amendment, such an offer was treated as giving rise to a derivative liability. As a consequence, the results for the six months ended 30 June 2009 have been restated to remove the US$827 million gain included in the income statement under the previous accounting rules, with a corresponding credit to equity.

3 Consolidated net debt

	30 June	31 December	30 June
	2010	2009	2009
	US$m	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(18,861)	(38,672)	(38,672)
Adjustment on currency translation	165	(2,265)	(1,247)
Exchange (losses)/gains (charged)/credited to the income statement	(450)	2,222	1,285
Gains on derivatives related to net debt	—	20	20
Cash movement excluding exchange movements	7,245	19,909	(417)
Other movements	(66)	(75)	(26)

Closing balance	(11,967)	(18,861)	(39,057)

Analysis of closing balance
Borrowings	(15,474)	(22,911)	(40,268)
Bank overdrafts repayable on demand	(14)	(91)	(40)
Cash and cash equivalents	3,319	4,233	1,295
Other liquid resources (included in ‘other financial assets’)	—	73	8
Derivatives related to net debt (included in ‘other financial assets/liabilities’)	202	(165)	(52)

	(11,967)	(18,861)	(39,057)

In the six months to 30 June 2010, US$7.5 billion of Facility D of the Alcan facility was repaid leaving US$1.0 billion (31 December 2009: US$8.5 billion; 30 June 2009: US$10 billion) outstanding on the facility. Facility C of the acquisition facility is a revolving facility of which US$5.0 billion was undrawn at 30 June 2010.
4 Geographical analysis (by destination)

Six months	Six months	Year to 31		Six months	Six months	Year to 31
to 30 June	to 30 June	December		to 30 June	to 30 June	December
2010	2009	2009	Gross sales revenue by	2010	2009	2009
%	%	%	destination	US$m	US$m	US$m

24.9	27.5	24.3	China	6,666	5,373	10,691
21.0	23.8	23.1	North America	5,623	4,642	10,190
15.9	10.5	13.5	Japan	4,267	2,048	5,921
15.4	14.9	14.4	Other Europe (excluding United Kingdom)	4,119	2,918	6,337
12.9	11.6	13.2	Other Asia	3,459	2,266	5,822
2.6	3.3	2.6	United Kingdom	707	643	1,161
2.3	2.8	3.1	Australia	624	552	1,373
5.0	5.6	5.8	Other	1,303	1,081	2,541

100.0	100.0	100.0	Gross Sales Revenue	26,768	19,523	44,036

The financial information by business unit provided on pages 9-12 of this filing together with the table above satisfies the disclosure requirements of IFRS 8 for interim statements and also provides additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

5 Prima facie tax reconciliation

		Restated (c)	Year to 31
	Six months to	Six months to	December
	30 June 2010	30 June 2009	2009
	US$m	US$m	US$m

Profit before taxation	8,814	3,561	7,860

Deduct: share of profit after tax of equity accounted units	(481)	(201)	(786)

Parent companies’ and subsidiaries’ profit before tax	8,333	3,360	7,074

Prima facie tax payable at UK rate of 28%	2,333	941	1,981

Higher rate of taxation on Australian earnings	129	65	136

Impact of items excluded in arriving at Underlying earnings	(17)	447	347

Adjustments to deferred tax liabilities following changes in tax rates	—	(23)	(22)

Impact of other tax rates applicable outside the UK and Australia	42	25	113

Resource depletion and other depreciation allowances	(79)	(49)	(132)

Research, development and other investment allowances	(14)	(11)	(55)

Utilisation of previously unrecognised deferred tax assets	(13)	(16)	(36)

Unrecognised current year operating losses	40	53	105

Foreign exchange differences	(8)	(71)	(167)

Withholding taxes	16	30	73

Non-taxable gains on asset disposals (b)	—	(208)	(208)

Other items	46	26	(59)

Total taxation charge (a)	2,475	1,209	2,076

(a)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$267 million (30 June 2009: US$169 million; 31 December 2009: US$491 million).

(b)	The non-taxable gains on asset disposals in 2009 relates to undeveloped potash assets in Argentina.

(c)	Refer to Income statement — footnote (g) for details of the restatement.
6 Disposals and acquisitions
30 June 2010
Disposals
Rio Tinto completed the sale of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor for a total consideration of US$1,948 million on 1 February 2010. The consideration was adjusted to exclude the Medical Flexibles operations and to reflect the actual business performance over the preceding six months.
Rio Tinto’s 75.7 per cent owned subsidiary Coal & Allied sold the Maules Creek project to Aston Resources, a private Australian company, for A$480 million (US$427 million). The sale was completed on 18 February 2010. Coal & Allied’s Vickery asset was sold to Whitehaven Coal (ASX listed) for A$31.5 million (US$28 million), with an effective date of 4 February 2010.
The sale of the Alcan Packaging Food Americas division to Bemis Company Inc., for a total consideration of US$1.2 billion was completed on 1 March 2010.
On 31 March 2010, Rio Tinto announced that it had received a binding offer from Sun European Partners LLP to acquire the Alcan Beauty Packaging business. The terms of the offer are confidential.
On 5 July 2010, Rio Tinto announced that it had completed the divestment of the remainder of its Alcan Packaging business with the closing of the sale of the Medical Flexibles business acquired by Amcor for US$66 million and of the sale of the Alcan Beauty Packaging business acquired by Sun European Partners LLP for an undisclosed sum.

Acquisitions
On 1 March 2010, Rio Tinto announced that it had agreed to acquire 15 million shares in Ivanhoe Mines Ltd. (‘Ivanhoe’) at a subscription price of C$16.31 per share, increasing its ownership in Ivanhoe by 2.7 per cent to 22.4 per cent. The total consideration for this acquisition was C$244.7 million (US$241 million). The shares were issued to Rio Tinto in satisfaction of an agreement with Ivanhoe in 2008 to finance equipment for the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. After the completion of the acquisition, Rio Tinto owned 98.6 million shares in Ivanhoe.
On 30 June 2010, Rio Tinto increased its ownership in Ivanhoe to 29.6 per cent following the exercising of all of its Series A warrants for a total consideration of US$393 million. After the completion of the exercise of the Series A warrants, Rio Tinto owned 144.66 million shares in Ivanhoe.
Rio Tinto also has, among other things, the right to acquire additional securities so as to maintain its proportional equity interest in Ivanhoe, and the right to acquire additional Ivanhoe securities in certain other circumstances and subject to certain limits.
On 19 March 2010, Rio Tinto signed a memorandum of understanding with Chinalco to establish a joint venture covering the development and operation of the Simandou iron ore project in Guinea of which Rio Tinto currently owns 95 per cent.
Refer to note on ‘Events after the statement of financial position date’ on page F-16 for details of the subsequent signing of a binding agreement.
30 June and 31 December 2009
Disposals
During the first half of 2009, divestments included US$850 million for the undeveloped potash assets in Argentina and Canada and US$125 million for the Ningxia aluminium smelter in China, which were completed on 5 February 2009 and 26 January 2009 respectively.
On 18 September 2009, Rio Tinto completed the sale of its Corumbá iron ore mine and associated river logistics operations to Vale S.A. for a cash consideration of US$750 million.
On 1 October 2009, Rio Tinto completed the sale of its Jacobs Ranch coal mine to Arch Coal, Inc. for final cash consideration of US$764 million.
On 20 November 2009, Rio Tinto received US$741 million in connection with Cloud Peak Energy Inc’s initial public offering (IPO) and related transactions, comprising US$434 million net proceeds from the sale of part of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) and a cash distribution by CPER of US$307 million from the proceeds of its debt offering of US$600 million. An additional US$7 million was received as part of a working capital adjustment at 31 December 2009. Rio Tinto retains an interest in CPER of 48 per cent, which is now treated as an equity accounted unit (‘EAU’).
US$660 million of sales proceeds arose from these transactions and US$151 million as dividends from an EAU. The sales proceeds comprised the gross IPO proceeds, 52 per cent of the cash distribution by CPER (representing the percentage not retained by the Group) and US$38 million of deferred consideration.
On 1 December 2009, Rio Tinto completed the sale of Alcan Composites, part of Alcan Engineered Products, to Schweiter Technologies for total consideration of US$349 million.
Acquisitions
On 28 October 2009, Rio Tinto completed the second tranche of its private placement investment in Ivanhoe, increasing its ownership by 9.8 per cent to 19.7 per cent of Ivanhoe’s common shares. The second tranche consisted of 46,304,473 common shares at a subscription price of US$8.38 per share for total consideration of US$388 million.
There were no other significant acquisitions for the year ended 31 December 2009.

7 Capital commitments
Capital commitments, including those relating to joint ventures and associates, were US$2,923 million (30 June 2009: US$3,227 million; 31 December 2009: US$3,875 million). Capital commitments incurred by the Group relating to joint ventures and associates amount to US$257 million (30 June 2009: US$240 million; 31 December 2009: US$261 million). Capital commitments incurred jointly with other venturers (Rio Tinto share) relating to joint ventures amount to US$457 million (30 June 2009: US$482 million; 31 December 2009: US$539 million).
8 Contingent liabilities
There were no material changes in contingent liabilities or contingent assets during the period.
On 22 April 2010 the European Court of Justice issued a judgment that effectively results in Rio Tinto’s plant in Lynemouth not meeting emission requirements set out in the Large Combustion Plant Directive (LCPD) (2008/80/EC). As a result of the ruling, the United Kingdom government included Lynemouth in the implementation of the directive through the plant’s participation in the revised National Emission Reduction Plan effective 1 July 2010. The Group is currently assessing a number of different available options and therefore the economic impact is uncertain.
9 Related party matters
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers.

	Six months to	Six months to	Year to 31
	30 June 2010	30 June 2009	December 2009
	US$m	US$m	US$m

Income statement items

Purchases from equity accounted units (a)	(1,424)	(1,312)	(2,558)
Sales to equity accounted units	1,201	976	2,088

Cash flow statement items

Net funding of equity accounted units	(68)	(48)	(265)

	30 June 2010	31 December 2009	30 June 2009
Balance sheet items	US$m	US$m	US$m

Investments in equity accounted units	7,160	6,735	5,466
Loans to equity accounted units	258	338	605
Loans from equity accounted units	(89)	(157)	(246)
Trade and other receivables: amounts due from equity accounted units	898	941	939
Trade and other payables: amounts due to equity accounted units	(382)	(402)	(384)

(a)	The 30 June 2009 purchases from equity accounted units have been restated and increased by US$774 million. The adjustment has no impact on either the income statement and statement of cash flows for the period ended 30 June 2009 or on the statement of financial position as at 30 June 2009.
In November 2009, as part of the disposal process of Cloud Peak, Rio Tinto Energy America Inc. and Cloud Peak Energy Resources LLC (CPER) agreed for existing Rio Tinto plc guaranteed surety bonds and letters of credit, principally securing the reclamation obligations for the Cloud Peak business, to continue for a transition period. All of these guaranteed surety bonds and letters of credit had been replaced by CPER credit enhancements as at 30 June 2010 and Rio Tinto plc has therefore been released from these obligations.
The Rio Tinto plc guarantee to the Rio Tinto Pension Fund in the UK disclosed in the 2009 accounts, that it will pay any contribution due from Group companies participating in that fund, pro rata to its ownership of those companies, in the event that the companies fail to meet their contribution requirements, remains in place. In addition, Rio Tinto plc has put a further guarantee in place for the Rio Tinto Pension Fund in the standard form required by the Pension Protection Fund (PPF) to cover 105 per cent of the Fund’s liabilities measured on the PPF’s prescribed assumptions.

A similar Rio Tinto plc guarantee with no cap on liabilities is in place for the Rio Tinto 2009 Pension Fund and there is a guarantee with a 105 per cent cap by British Alcan Aluminium plc in respect of the British Alcan Pension Plan. Part of the ongoing cash funding to the Régime Agréé de pensions Alcan (RAPA), the main pension plan in Canada for union employees of Rio Tinto Alcan has been replaced by a letter of credit supported by a Rio Tinto plc guaranteed credit line as in prior years.
10 Events after the statement of financial position date
On 5 July 2010, the Company announced that it had completed the divestment of the remainder of its Alcan Packaging business with the closing of the sale of the Medical Flexibles business acquired by Amcor for US$66 million and of the sale of the Alcan Beauty Packaging business acquired by Sun European Partners LLP for an undisclosed sum.
On 29 July 2010, Rio Tinto and Chalco signed a binding agreement to establish a joint venture (JV) covering the development and operation of the Simandou iron ore project in Guinea.
The binding agreement follows the signing of a memorandum of understanding between Rio Tinto and Chalco’s parent Chinalco announced on 19 March 2010. The agreement covers all aspects of how the JV and the project itself will operate and be governed, including planning, construction and management of the mine and associated rail and port infrastructure.
Under the terms of the agreement, Rio Tinto’s 95 per cent interest in the Simandou project will be held in the new JV. Chalco will acquire a 47 per cent interest in the new JV by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development work over the next two to three years.
Once Chalco has paid its US$1.35 billion, the effective interests of Rio Tinto and Chalco in the Simandou project will be 50.35 per cent and 44.65 per cent respectively. The remaining five per cent will be owned by the International Finance Corporation (IFC), the financing arm of the World Bank.
The formation of the JV will be finalised in consultation with the Guinean Government and following satisfaction of various regulatory requirements.
Rio Tinto will continue to account for its interest in the Simandou project as a subsidiary. The contributions to funding made by Chalco to acquire an interest in the project will be credited to equity.
Important events that have occurred since 5 August 2010 until the date of this filing are set out in the reports on form 6K filed on 18 and 19 October 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

By: /s/ Ben Mathews	By: /s/ Ben Mathews
Name: Ben Mathews	Name: Ben Mathews
Title: Secretary	Title: Assistant Secretary

Date: October 19, 2010	Date: October 19, 2010